ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated December 20, 2007

Performance Securities with Contingent Protection

Strategic Alternatives to Indexing
UBS AG $• Securities linked to the S&P 500® Index due on or about January 31, 2013

Investment Description

Performance Securities with Contingent Protection (the “Securities”) are securities issued by UBS AG (“UBS”) linked to the performance of the S&P 500® Index (the “underlying index”). The amount you receive at maturity is based on the return of the underlying index and, in certain circumstances, on whether the level of the underlying index has closed below a specified Trigger Level on any trading day during the Observation Period. If the Index Return is positive or zero, at maturity, you will receive an amount in cash per security that is equal to your principal amount plus an amount based on the Index Return multiplied by a Participation Rate. If the Index Return is negative and the underlying index has not closed below the Trigger Level on any trading day during the Observation Period, you will receive your principal. If the Index Return is negative and the underlying index closed below the Trigger Level on any trading day during the Observation Period, your Securities will be fully exposed to the decline in the underlying index, and you could lose some or all of your investment. Investors will not receive interest or dividend payments during the term of the Securities. Investing in the Securities involves significant risks. You may lose some or all of your principal.

Features
❑	Enhanced Growth Potential — The Securities provide the opportunity to receive enhanced equity returns by multiplying the positive Index Return by the Participation Rate. The Securities are not subject to a maximum gain.
❑	Contingent Protection Against Loss — Payment at maturity of the principal amount of your Securities is protected, so long as the underlying index does not close below the Trigger Level on any single trading day during the Observation Period. If the underlying index closes below the Trigger Level on any trading day during the Observation Period, your Securities will be fully exposed to any decline in the underlying index on the final valuation date, and you could lose some or all of your investment.
Key Dates*
Trade Date	January 28, 2008
Settlement Date	January 31, 2008
Final Valuation Date	January 28, 2013
Maturity Date	January 31, 2013
*	The Securities are expected to price on or about January 28, 2008 and to settle on or about January 31, 2008. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Securities remains the same.

Security Offering

These preliminary terms relate to Securities linked to the S&P 500® Index. The Participation Rate and Index Starting Level will be set on the trade date. The Securities are offered at a minimum investment of $1,000.

Underlying Index	Participation Rate	Index Starting Level	Trigger Level	CUSIP	ISIN

S&P 500® Index	105% – 115%	•	50% of the Index Starting Level	902623313	US9026233133

See “Additional Information about UBS and the Securities” on page 2. The Securities will have the terms set forth in the Performance Securities with Contingent Protection product supplement and accompanying prospectus and this free writing prospectus. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-10 of the product supplement for risks related to an investment in the Securities. Your Securities protect your principal only if the closing level of the underlying index never falls below the Trigger Level during the term of the Securities and you hold the Securities to maturity.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying product supplement, Index supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public		Underwriting Discount		Proceeds to UBS AG

Offering of Securities	Total	Per Security	Total	Per Security	Total	Per Security

S&P 500® Index		100%		3.5%		96.5%

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Securities, which we refer to as the “product supplement” and an Index supplement for various securities we may offer, including the Securities, which we refer to as the “Index supplement”) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, Index supplement and the product supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

◆	Product supplement dated October 16, 2007: http://www.sec.gov/Archives/edgar/data/1114446/000089109207004422/e28740_424b2.htm
◆	Index supplement dated August 27, 2007: http://www.sec.gov/Archives/edgar/data/1114446/000139340107000087/v085367_debtsec-prosup.htm
◆	Prospectus dated March 27, 2006: http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, “Performance Securities with Contingent Protection” or the “Securities” refer to the Securities that are offered hereby, unless the context otherwise requires. Also, references to the “product supplement” mean the UBS product supplement, dated October 16, 2007, references to the “Index supplement” mean the UBS Index supplement, dated August 27, 2007 and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Securities may be suitable for you if:

◆	You have a moderate to high risk tolerance.
◆	You believe the underlying index will appreciate over the term of the Securities.
◆	You seek an investment with a return linked to the performance of the underlying index.
◆	You are willing to expose your principal to the full downside performance of the underlying index if the underlying index closes below the Trigger Level on any single trading day during the Observation Period.
◆	You are willing to forego dividends paid on the stocks included in the underlying index in exchange for enhanced returns if the underlying index appreciates and contingent protection if the underlying index declines.
◆	You are willing to invest in the Securities based on the range indicated for the Participation Rate (to be determined on the trade date).
◆	You do not seek current income from this investment.
◆	You are willing to hold the Securities to maturity.

The Securities may not be suitable for you if:

◆	You seek an investment that is 100% principal protected.
◆	You do not believe the underlying index will appreciate over the term of the Securities.
◆	You prefer to receive the dividends paid on the stocks included in the underlying index.
◆	You prefer lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
◆	You seek current income from your investments.
◆	You are unwilling or unable to hold the Securities to maturity.
◆	You seek an investment for which there will be an active secondary market.

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Indicative Terms

Issuer	UBS AG, Jersey Branch

Principal per Security	Amount $10.00

Term	5 Years(1)

Payment at Maturity (per $10 security)	You will receive a cash payment at maturity based on the performance of the underlying index during the term of the Securities.

If the Index Return is positive, you will receive your principal plus a return equal to the applicable Participation Rate times the Index Return:

$10 + ($10 x Participation Rate x Index Return)

If the Index Return is zero, you will receive your principal of:

$10

If the Index Return is negative and the underlying index level never closed below the Trigger Level on any trading day during the Observation Period, you will receive your principal of:

$10

If the Index Return is negative and the underlying index level closed below the Trigger Level on any single trading day during the Observation Period, you will receive your principal reduced by that negative Index Return:

$10 + ($10 x Index Return)

In this case the contingent protection is lost and you may lose some or all of your principal.

Index Return	Index Ending Level – Index Starting Level Index Starting Level

Index Starting Level	The closing level of the underlying index on the trade date.

Index Ending Level	The closing level of the underlying index on the final valuation date.

Participation Rate	The Participation Rate determines what percentage of the Index Return will be used to compute your payment at maturity if the Index Return is positive. The Participation Rate will be set on the trade date.

Trigger Level	50% of the Index Starting Level.

Observation Period	The period starting on the trade date and ending on, and including, the final valuation date.

Determining Payment at Maturity for Each Offering
Trade Date

Final Valuation Date You will receive at maturity: $10 + (10 x Participation Rate x Index Return)

You will receive your principal less an amount reflecting the decline of the underlying index: $10 + (10 x Index Return)

Principal is protected and you will receive $10 per Security.

Your Securities are not fully principal protected. If the underlying index closes below the Trigger Level on any day during the Observation Period, your principal is fully exposed to any decline in the underlying index.

(1)	In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Securities remains the same.

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Hypothetical Examples and Return Table of the Securities at maturity

The examples and tables below illustrate the Payment at Maturity for a $10.00 Note on a hypothetical offering of the Securities, with the following assumptions:*

Investment Term:	5 Years
Index Starting Level:	1453.00
Trigger Level:	726.50
Participation Rate:	110%
Range of Index Performance	100% to -100%
Observation Period:	The period starting on the trade date and ending, on and including, the final valuation date
*	The participation rate will be set on the trade date.

Example 1: The Index Return is 20% at maturity.

Since the Index Return is positive, the payment at maturity per Security will be calculated as follows:

$10 + ($10 x 20% x 110%) = $12.20 per Security.

Example 2: The Index Return is -20% and the underlying index never closed below the Trigger Level on any day during the Observation Period.

Since the Index Return is negative but the underlying index never closed below the Trigger Level of 726.50, your principal is protected and you will receive $10 per Security at maturity.

Example 3: The Index Return is -20% and the underlying index closed below the Trigger Level on any day during the Observation Period.

Since the Index Return at maturity is negative and the underlying index closed below the Trigger Level, principal protection is lost and the investor is fully exposed to the decline of the underlying index. In this example, the final payment is calculated as follows:

$10 + ($10 x -20%) = $10 - $2 = $8 per Security.

If the underlying index closes below the Trigger Level on any day during the Observation Period, investors are fully exposed to any decline of the underlying index and could lose some or all of their principal at maturity.

Index		Trigger Event Does Not Occurr[1]		Trigger Event Occurrs[2]

Index Level	Index Return3	Payment at Maturity	Securities Total Return at Maturity	Payment at Maturity	Securities Total Return at Maturity

2906.00	100%	$21.00	110%	$21.00	110%

2760.70	90%	$19.90	99%	$19.90	99%

2615.40	80%	$18.80	88%	$18.80	88%

2470.10	70%	$17.70	77%	$17.70	77%

2324.80	60%	$16.60	66%	$16.60	66%

2179.50	50%	$15.50	55%	$15.50	55%

2034.20	40%	$14.40	44%	$14.40	44%

1888.90	30%	$13.30	33%	$13.30	33%

1743.60	20%	$12.20	22%	$12.20	22%

1598.30	10%	$11.10	11%	$11.10	11%

1453.00	0%	$10.00	0%	$10.00	0%

1307.70	-10%	$10.00	0%	$9.00	-10%

1162.40	-20%	$10.00	0%	$8.00	-20%

1017.10	-30%	$10.00	0%	$7.00	-30%

871.80	-40%	$10.00	0%	$6.00	-40%

726.50	-50%	$10.00	0%	$5.00	-50%

581.20	-60%	N/A	N/A	$4.00	-60%

435.90	-70%	N/A	N/A	$3.00	-70%

290.60	-80%	N/A	N/A	$2.00	-80%

145.30	-90%	N/A	N/A	$1.00	-90%

0.00	-100%	N/A	N/A	$0.00	-100%

1)	Index Level does not close below the Trigger Level on any day during the Observation Period.
2)	Index Level closes below the Trigger Level on any day during the Observation Period.
3)	The Index Return excludes any cash dividend payments.

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Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

•	Principal protection ONLY in limited circumstances — Your principal will be protected only if the level of the underlying index never closes below the Trigger Level on any trading day during the Observation Period and the Securities are held to maturity.
•	Market risks — If the level of the underlying index closes below the Trigger Level on any trading day during the Observation Period, the contingent protection will be eliminated and, at maturity, you will be fully exposed to any decline in the level of the underlying index over the term of the Securities. Accordingly, if the level of the underlying index closes below the Trigger Level on any trading day during the Observation Period and the level of the underlying index on the final valuation date is below the Index Starting Level, your payment at maturity will be less than the principal amount of your Securities. If you sell your Securities before maturity, you may have to do so at a substantial discount from the issue price and, as a result, you may suffer substantial losses.
•	There may be little or no secondary market for the Securities — The Securities will not be listed or displayed on any Securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Securities, although they are not required to do so and may stop making a market at any time. If you sell your Securities prior to maturity, you may have to sell them at a substantial loss.
•	Owning the Securities is not the same as owning the underlying index — The return on your Securities may not reflect the return you would realize if you actually owned the underlying index. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the Securities.
•	Credit of Issuer — An investment in the Securities is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Securities.
•	Price prior to maturity — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the level of the underlying index; the volatility of such index; the dividend rate paid on the underlying index; the time remaining to the maturity of the Securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
•	Impact of fees on secondary market prices — Generally, the price of the Securities in the secondary market is likely to be lower than the initial offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.
•	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the underlying index and/or over-the-counter options, futures or other instruments with return linked to the performance of the underlying index, may adversely affect the market price of the underlying index and, therefore, the market value of the Securities.
•	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the underlying index, which may present a conflict between the obligations of UBS and you, as a holder of the Securities. The calculation agent, an affiliate of the Issuer, will determine the Index Ending Level and payment at maturity based on observed levels of such index in the market. The calculation agent can postpone the determination of the Index Ending Level or the maturity date if a market disruption event occurs and is continuing on the final valuation date.
•	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities. Any such research, opinions or recommendations could affect the value of the underlying index or the stocks included in such index, and therefore the market value of the Securities.
•	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation.

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The Standard and Poor’s 500® Index
The Standard and Poor’s 500® Index (the “S&P Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index,” the S&P Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P Index, with the number of companies included in each group as of December 18, 2007 indicated below: Consumer Discretionary (88); Consumer Staples (39); Energy (34); Financials (93); Health Care (51); Industrials (56); Information Technology (70); Materials (29); Telecommunications Services (9); and Utilities (31).	The graph below illustrates the performance of the S&P Index from December 31, 1997 to December 19, 2007, as well as the Trigger Level, assuming an Index Starting Level of 1453.00, which was the S&P Index closing level on December 19, 2007 (the actual Index Starting Level and the Trigger Level will be determined on the trade date). The historical levels of the S&P Index should not be taken as an indication of future performance.

What are the tax consequences of the Securities?

The United States federal income tax consequences of your investment in the Securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-26 of the product supplement.

Pursuant to the terms of the Securities, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Securities as a pre-paid cash-settled forward contract with respect to the Index. If the Securities are so treated, you would generally recognize capital gain or loss upon the sale or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Securities. Such gain or loss would generally be long-term capital gain or loss if you held your Securities for more than one year.

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that your Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations—Alternative Treatments” on page PS-27 on the product supplement.

The Internal Revenue Service has recently released a notice that may affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Securities for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-26 of the product supplement unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

In addition, a member of the House of Representatives has recently introduced a bill that, if enacted, would require holders of Securities to accrue interest income over the term of the Securities despite the fact that there will be no interest payments over the term of the Securities. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Securities.

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Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2007 (unaudited)	CHF	USD

	(in millions)
Debt
Debt issued(1)	422,254	362,705

Total Debt	422,254	362,705
Minority Interest(2)	6,160	5,291
Shareholders’ Equity	48,229	41,427

Total capitalization	476,643	409,424

(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.85897 (the exchange rate in effect as of September 30, 2007).

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Securities, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

†	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
†	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
†	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
†	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection,”if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection,”if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset does decline below the specified threshold, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.

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